SECURITIES [illegible] SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2002

SEC FILE NUMBER
8- ~~37134~~ 47733

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ARAGON INVESTMENTS, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

129 FRONT STREET
(No. and Street)

HAMILTON	BERMUDA	HM 12
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD A. BEESON, MANAGING DIRECTOR, FINANCE & ACCOUNTING (312)696-2121
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ANDERSEN LLP
(Name — *if individual, state last, first, middle name*)

33 WEST MONROE STREET	CHICAGO	ILLINOIS	60606
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VK 3-21-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GERALD A. BEESON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARAGON INVESTMENTS, LTD., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

"OFFICIAL SE[AL]"
NOTARY PUBLIC STATE OF ILLINOIS
MARY ANN MCC[...]
COMMISSION EXPIRES

Signature

MANAGING DIRECTOR, FINANCE & ACCOUNTING
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of Aragon Investments, Ltd.:

We have audited the accompanying consolidated statement of financial condition of ARAGON INVESTMENTS, LTD. (a Bermuda exempted company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Aragon Investments, Ltd. as of December 31, 2001, in conformity with the accounting principles generally accepted in the United States.

Arthur Andersen

Hamilton, Bermuda
February 15, 2002

ARAGON INVESTMENTS, LTD.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2001
(Expressed in U.S. Dollars)

ASSETS

Cash and cash equivalents	$	1,214,228
Receivables from brokers and dealers		1,729,252,233
Securities borrowed		4,153,652,770
Trading assets, at fair value:		
Corporate stocks (cost $819,061,519)		818,543,026
Receivable from affiliate		35,485,000
Other assets		25,000
Total assets	$	6,738,172,257

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Payables to brokers and dealers	$	2,143,304,060
Securities loaned		3,621,186,896
Trading liabilities, at fair value:		
Corporate stocks (proceeds $397,051,805)		403,671,333
Payable to affiliate of Trading Manager		12,025,307
Total liabilities		6,180,187,596
Shareholder's equity		557,984,661
Total liabilities and shareholder's equity	$	6,738,172,257

The accompanying notes to consolidated statement of financial condition are an integral part of this statement.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2001
(Expressed in U.S. Dollars)

Aragon Investments, Ltd. ("Aragon") is a Bermuda exempted company and wholly-owned subsidiary of Citadel Equity Fund, Ltd. ("CEFL"). CEFL is a Cayman Islands company owned by Kensington Global Strategies Fund, Ltd. ("Kensington") and Wellington Partners Limited Partnership ("Wellington"). Aragon is registered as a National Association of Securities Dealer ("NASD") broker-dealer in the United States and engages in proprietary trading activities for CEFL. Aragon was incorporated on August 17, 1994 and commenced operations on July 1, 1995. Citadel Limited Partnership ("CLP") is the Trading Manager and is responsible for conducting all portfolio trading operations for Aragon. Aragon is registered as a commodity pool with the Commodity Futures Trading Commission. Leeds Management Services, Ltd. is responsible for providing certain administrative services for Aragon.

On April 30, 2001, a majority of the trading assets and liabilities of Aragon were transferred from Kensington to CEFL in exchange for a portion of Kensington's pro-rata interest in CEFL.

(1) Summary of Significant Accounting Policies:

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States. The preparation of financial statements requires Aragon's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment transactions and related commissions are recorded on a trade-date basis. Commission expenses are included in the determination of net realized gains and losses and change in unrealized gains and losses on investments. Realized gains and losses are determined on a first-in, first-out ("FIFO") basis.

Aragon periodically holds securities denominated in foreign currencies. These amounts are converted to U.S. dollars using spot currency rates on the date of valuation. Foreign currency translation gains and losses are reflected in the determination of trading revenues.

Trading assets and liabilities and receivables from and payables to brokers and dealers arising from futures and options, are carried in the consolidated statement of financial condition at market value, or at amounts that approximate fair value, as determined in accordance with Kensington's Confidential Information Memorandum and Wellington's Partnership Agreement. Pricing of trading assets and liabilities may be modified by CLP, at its sole discretion, as provided for in Kensington's Confidential Information Memorandum and Wellington's Partnership Agreement.

Securities borrowed transactions require Aragon to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with Aragon. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or posted, respectively. Aragon monitors the market value of securities borrowed and securities loaned on a daily basis with collateral returned or collateral posted, respectively, as required. As of December 31, 2001, Aragon received securities borrowed and delivered securities loaned with a fair value of $3,940,393,232 and ($3,765,678,917), respectively.

Realized and unrealized gains and losses on options and financial futures contracts are included in net realized gains and change in unrealized losses on investments in the consolidated statement of operations.

Aragon defines cash and cash equivalents in the consolidated statement of financial condition as funds held in liquid investments with maturities of ninety days or less.

(Expressed in U.S. Dollars)

(2) Income Taxes:

There is currently no Bermuda income tax, corporation or profits tax, withholding tax, capital gains tax or capital transfer tax payable by Aragon. Aragon has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 as amended, an undertaking that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation, such tax shall not be applicable to Aragon until March 28, 2016.

(3) Transactions with Related Parties:

Aragon makes payments to reimburse Citadel Investment Group, L.L.C. ("CIG"), an affiliate of CLP, for Aragon's allocable share of CIG's direct and indirect expenses in providing services to all entities managed by CLP. Aragon is subject to direct operating expenses, including among others and without limitation: commissions and transactions charges; legal and accounting fees and expenses; governmental and registration expenses. Substantially all of Aragon's expenses are indirect operating expenses. These operating expenses in the consolidated statement of operations include, without limitation: employee compensation and benefits; depreciation; office rent; information systems; investment research; communications equipment; quotation services; and other overhead expenses. On a category basis, employee compensation and benefits, occupancy and equipment rental, and professional fees comprise 72%, 9%, and 13%, respectively, of operating expenses listed on the consolidated statement of operations for the period ended December 31, 2001.

These expenses paid by CIG are generally allocated based upon Aragon's trading positions and capitalization as compared to the trading positions and capitalization of all funds managed by CLP. Performance based compensation to employees is allocated among funds managed by CLP based generally on their respective investment results. These expenses may be paid by CIG and then reimbursed by Aragon. The payable to affiliate of Trading Manger amount represents the balance of expenses not yet reimbursed by Aragon to CIG as of December 31, 2001.

Aragon engages in securities borrowing and lending transactions with CEFL and Citadel Trading Group, L.L.C. ("CITG"). CITG is a NASD registered broker dealer that is owned in part by the Trading Manager. The financing costs associated with these transactions are determined at market levels and are collateralized as a percentage of the market value of the position. The mark to market exposures relative to collateral posted are marked on a daily basis. As of December 31, 2001, the market value of long positions financed by Aragon for CEFL was $1,608,455,462 and the market value of short positions financed by Aragon for CEFL was ($1,734,956,296). The collateral value of long positions financed with CITG was $277,884,066 and the collateral value of short positions financed with CITG was ($1,871,274,896). The collateral values of these positions are included in the securities borrowed and securities loaned section of the consolidated statement of financial condition.

(4) Derivative Financial Instruments:

Derivative financial instruments traded by Aragon include futures and options, whose values are based upon their underlying assets, indices or reference rates, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain option contracts. OTC derivative contracts are negotiated between contracting parties and include certain options.

(4) Derivative Financial Instruments, Continued:

Derivatives are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. Aragon uses derivative financial instruments in the normal course of its business to take proprietary trading and investing positions and to manage exposure for loss due to interest rate, exchange rate and market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with Aragon's other trading and investing activities. Aragon manages the risks associated with derivatives along with its proprietary trading and investing activities in cash instruments within its overall risk management framework.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including interest and foreign exchange rate movements and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded. Aragon manages its exposure to market risk related to trading instruments on an aggregate basis combining the effects of cash instruments and derivative contracts.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. At any point in time, the credit risk for OTC derivative contracts is limited to the net unrealized gain as reported in the statement of financial condition for each counterparty. Credit risk due to exchange-traded financial instruments, such as futures and options, is reduced by the regulatory requirements of the individual exchanges in which the instruments are traded. Transactions in OTC derivative contracts are entered into with major commercial and investment banks. Aragon did not have any credit exposure with respect to its outstanding derivative financial instruments as of December 31, 2001.

Derivatives are generally based upon notional values. Notional values are not recorded on-balance-sheet, but rather are utilized solely as a basis for determining future cash flows to be exchanged. Therefore, notional amounts provide a measure of Aragon's involvement with such instruments, but are not indicative of potential risk. Derivative instruments are marked to market at contractually specified intervals and the resulting gains and losses are recorded in the consolidated statement of financial condition in receivables from brokers and dealers prior to the exchange of the related cash flows.

Included in net trading revenues as recorded in the consolidated statement of operations for the year ended December 31, 2001, is realized and change in unrealized gains and losses associated with derivative financial instruments.

Options are contracts that grant the holder, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options. Options written do not give rise to counterparty credit risk as they obligate Aragon and not its counterparty to perform.

Unrealized gains and losses on options purchased and options written are reflected in trading assets and trading liabilities in the consolidated statement of financial condition. Unrealized gains and losses arising from financial futures transactions, along with any related cash deposits, are included in receivables from and payables to brokers and dealers in the consolidated statement of financial condition.

Fair values represent the cost of replacing Aragon's derivative financial instruments. The estimated fair value of futures is approximately ($2,618,000) as of December 31, 2001.

(Expressed in U.S. Dollars)

(5) Other Off-Balance-Sheet Risk:

Since Aragon does not clear its own securities transactions, it has established accounts with other financial institutions for this purpose. This can and often does result in concentrations of credit risk with one or more of these firms. Such risk, however, is mitigated by the obligation of the financial institutions to comply with rules and regulations governing financial institutions in the countries where they conduct their business activities. These rules and regulations generally require maintenance of net capital, as defined, and segregation of customers' funds and securities from holdings of the firm.

Aragon sells various financial instruments that have not yet been purchased ("short sales"). Accordingly, Aragon is exposed to market risk for short sales. If the market value of an instrument sold short increases, Aragon's obligation, reflected as a liability in the consolidated statement of financial condition, would increase and trading revenues would be reduced. To manage market risk, Aragon often holds securities which can be used to settle these obligations and monitors its market exposure daily, adjusting positions where deemed necessary.

(6) Share Capital:

As of December 31, 2001, Aragon had 12,000 authorized, issued and fully paid common shares, at a par value of $1.00 per share.

(7) Net Capital Requirements:

Aragon is subject to the net capital requirements of the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c 3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, Aragon is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2001, net capital was approximately $328 million in excess of the required minimum net capital. Citadel Securities Ltd., a wholly-owned subsidiary of Aragon with $1,001,244 in assets, is not consolidated for net capital computation purposes.

ARAGON INVESTMENTS, LTD.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION, Continued

December 31, 2001
(Expressed in U.S. Dollars)

****

In accordance with the rules of the Commodity Futures Trading Commission, the undersigned affirms that, to the best of its knowledge and belief, the information contained in these financial statements is accurate and complete.

CITADEL LIMITED PARTNERSHIP
Trading Manager and Commodity Pool Operator for the
Commodity Pool, Aragon Investments, Ltd.
by: GLB Partners, its general partner
by: Citadel Investment Group, L.L.C., its general partner
by: Kenneth C. Griffin, President

ANDERSEN

ARAGON INVESTMENTS, LTD.
(A BERMUDA EXEMPTED COMPANY)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001
TOGETHER WITH AUDITORS' REPORT